Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
EARNINGS:
(Loss) income before income taxes and cumulative effect of accounting changes	$(69,099)	$(22,454)	$(19)	$(3,688)	$9,381
Minority interests	(1,022)	(376)	(225)	15	19
Fixed charges (as outlined below), less preferred dividends (a)	35,614	33,079	26,914	20,202	8,072

Total earnings, as defined	$(34,507)	$10,249	$26,670	$16,529	$17,472

FIXED CHARGES:
Interest charges (b)	$33,197	$31,164	$25,072	$22,426	$5,235
Less: Write-off of unamortized debt issuance costs (c)	—	—	(534)	(5,038)	—
Plus: Interest component of rental expense	2,417	1,915	2,376	2,814	2,837
Plus: Preferred dividends (d)	—	—	—	1,770	3,735

Plus: Total fixed charges, as defined	$35,614	$33,079	$26,914	$21,972	$11,807

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	1.5x
Amount of earnings insufficient to cover fixed charges	$70,121	$22,830	$244	$5,443	—

(a)	Excludes preferred dividends as such amounts were not deducted in arriving at the (loss) income before income taxes and cumulative effect of accounts changes amounts reflected above.

(b)	Includes the amortization of debt discounts and the amortization and write-off of debt issuance costs.

(c)	Amounts included in the interest charges line above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.